UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

GLOBETRAC INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

37958H 10 6
(CUSIP Number)

David Patriquin 3438 Shuswap Road, Kamloops, British Columbia V2H 1T2 250-573-3777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.                      37958H 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David Patriquin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,870,626
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 20,870,626
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,870,626 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 23.2%
14.	Type of Reporting Person (See Instructions) IN (Individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of GlobeTrac Inc., a Nevada corporation (“GlobeTrac”).  The principal executive office of GlobeTrac is located at 610 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada.

Item 2.                      Identity and Background

(a)	David Patriquin
(b)	3438 Shuswap Road, Kamloops, British Columbia, V2H 1T2, Canada
(c)	Director of GlobeTrac
(d)	During the last five years, Mr. Patriquin has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Patriquin was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Patriquin is a citizen of Canada.

Item 3.                      Source and Amount of Funds or Other Consideration

David Patriquin has a beneficial interest in 20,870,626 shares of common stock of GlobeTrac.

On August 8, 2008, Mr. Patriquin was issued 20,550,626 restricted shares of common stock of GlobeTrac at a deemed price of US$0.025 per share pursuant to the terms and conditions of an agreement with GlobeTrac dated June 23, 2008 to convert the principal of a loan into shares of common stock of GlobeTrac.  See Exhibit 99.1 – Form of Agreement for more details.

Item 4. Purpose of Transaction

David Patriquin acquired the 20,550,626 shares in GlobeTrac as payment for an outstanding loan pursuant to the terms and conditions of an agreement with GlobeTrac to convert the loan principal into shares of common stock of GlobeTrac.

Depending on market conditions and other factors, Mr. Patriquin may acquire additional securities of GlobeTrac as Mr. Patriquin deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with GlobeTrac or otherwise.  Mr. Patriquin also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Patriquin does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of GlobeTrac, or the disposition of securities of GlobeTrac;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GlobeTrac or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of GlobeTrac or any of its subsidiaries;

(4)	any change in the present board of directors or management of GlobeTrac including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization of dividend policy of GlobeTrac;

(6)	any other material change in GlobeTrac’s business or corporate structure;

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(7)	changes in GlobeTrac’s Articles of Incorporation or other actions that may impede an acquisition of control of GlobeTrac by any person;

(8)
a class of securities of GlobeTrac to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of GlobeTrac becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	David Patriquin is the beneficial owner of 20,870,626 shares of common stock of GlobeTrac. The shares represent an aggregate 23.0032% of the issued and outstanding shares of common stock of GlobeTrac.

(b)	David Patriquin holds the sole power to vote and to dispose of the 20,870,626 shares of common stock of GlobeTrac.

(c)	David Patriquin has not effected any transaction in the common stock of GlobeTrac during the past 60 days, except as disclosed in this statement and his previous filings with the SEC.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among David Patriquin and any other person with respect to any securities of GlobeTrac, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

99.1	Form of Agreement with various creditors filed as an Exhibit to GlobeTrac’s Form 8-K (Current Report) filed on June 25, 2008, and incorporated herein by reference.	Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:/s/ David Patriquin
Dated:  August 11, 2008                                                                                        David Patriquin

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